Exhibit 12


                      RATIO OF EARNINGS TO FIXED CHARGES



                Thirty-Nine Weeks Ended               Fiscal Year Ended
              February 23, February 25,  May 26, May 28, May 29, May 30, May 31,
                    1997       1996        1996   1995    1994    1993    1992
                   ---------------------    -------------------------------

Ratio of Earnings
  to Fixed Charges   7.48      7.56        6.94   4.10    6.18    8.62   9.28


For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations, plus pretax earnings or losses of joint ventures plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents of continuing operations.